UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K
ANNUAL REPORTS OF EMPLOYEES’ STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the Fiscal Year Ended December 31, 2006
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the transition period from                to
Commission file number 1-5842
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bowne 401(k) Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BOWNE & CO., INC.
55 Water Street
New York, New York 10041
(212) 924-5500

BOWNE 401(k) SAVINGS PLAN

Items 1 and 2. Financial Statements
Exhibit
23	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Trustees of the
BOWNE 401(k) SAVINGS PLAN:
     We have audited the accompanying statements of net assets available for benefits of the Bowne 401(k) Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.
     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
New York, New York
June 28, 2007

BOWNE 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
Assets:
Investments:
Investment in marketable securities, at fair value (note 6)	$235,583,277	$206,774,320
Loans to participants	6,628,282	6,468,240

Total investments	242,211,559	213,242,560

Receivables:
Employee contributions	296,887	463,581
Employer contributions	492,503	496,035

Total receivables	789,390	959,616

Total assets	243,000,949	214,202,176

Liabilities:
Due to other qualified plans (note 10)	—	51,952

Total liabilities	—	51,952

Net assets available for benefits	$243,000,949	$214,150,224

See accompanying notes to financial statements.

BOWNE 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31,
2006
Investment activity:
Net appreciation in fair value of investments (note 6)	$14,565,540
Dividends	12,967,132
Interest income on participant loans	414,409

Total investment income	27,947,081
Contributions:
Employees	12,879,150
Employers	6,196,332
Rollovers	758,375

Total contributions	19,833,857

Total additions	47,780,938

Deductions:
Benefits paid to participants	25,643,888
Administrative expenses	113,577

Total deductions	25,757,465

Net increase before assets transfers	22,023,473

Assets transferred from other qualified plans (note 9)	12,543,767
Assets transferred to other qualified plans (note 10)	(5,716,515)

Net increase	28,850,725
Net assets available for benefits:
Beginning of period	214,150,224

End of period	$243,000,949

See accompanying notes to financial statements.

BOWNE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
(1) Description of the Plan
     The following brief description of the Bowne 401(k) Savings Plan (the “Plan”), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
  (a) General
     The Plan is a defined contribution plan established November 1, 1961 covering eligible employees of participating subsidiaries of Bowne & Co., Inc. (the “Company”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
     At December 31, 2006 the participating subsidiaries in the Plan were as follows:

Bowne & Co., Inc.	Bowne of Cleveland, Inc.
Bowne Business Communications, Inc.	Bowne of Dallas, L.P.
Bowne Digital Solutions L.L.C.	Bowne of Los Angeles, Inc.
Bowne Information Services, Inc.	Bowne of New York City, L.L.C.
Bowne International, L.L.C.	Bowne of Phoenix, Inc.
Bowne MBC, L.L.C.	Bowne of South Bend, Inc.
Bowne of Atlanta, Inc.	Bowne Publishing, L.L.C.
Bowne of Boston, Inc.	Bowne Translation Services, L.L.C.
Bowne of Chicago, Inc.	FundSmith, L.L.C.
  (b) Eligibility
     The Plan covers all full-time or part-time employees who work at least 25 hours per week. If an employee is classified as a temporary full-time or part-time employee, they are eligible to participate in the Plan after completing 1,000 or more hours in the first 12 months of employment or in any calendar year after the date of hire. Effective January 1, 2004, the Plan was amended to include full-time employees of the participating companies that are covered by collective bargaining agreements, subject to certain provisions. Prior to January 2004, the Plan covered only full-time employees of the participating companies who were not covered by collective bargaining agreements. Employees are eligible to participate as of the first day of employment.
  (c) Contributions
     Participants are able to direct the Company to deposit contributions withheld through automatic payroll deductions, subject to certain limitations of up to 50% of annual compensation on a pre-tax basis and up to 15% of annual compensation on an after-tax basis (up to 10% on an after-tax basis for highly compensated employees). For the year ended December 31, 2006, the maximum pre-tax contribution a participant was permitted to make to the Plan was $15,000 (annually adjusted as provided by the Plan and the Internal Revenue Code (the “Code”)). Certain eligible participants, age 50 and older, were eligible to contribute an additional $5,000.
     The Company matches 100% of the first 3% of the participant’s compensation plus 50% of the next 2% of compensation after one year of eligible service. Annual discretionary profit-sharing contributions are determined by the Board of Directors of each participating company’s business segment, based on company performance, and cannot exceed the maximum amounts allowable under the Code. There were no discretionary contributions for the year ended December 31, 2006.
     A participant not covered by a collective bargaining agreement may make a rollover contribution to the Plan of amounts which he or she has received from another qualified plan.
     Effective January 1, 2006, the Plan was amended to provide for automatic escalating enrollment for all employees hired on or after this date. Automatic enrollment begins at a pre-tax contribution rate of 3% of eligible compensation, as defined in the Plan. Effective as of the first pay period of each subsequent Plan year, the contribution percentage is increased by one percentage point each year up

BOWNE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
to a maximum percentage of 8%. Employees may elect to opt out of the automatic enrollment, or they may opt out of or change the percentage of the automatic escalating contribution option at any time.
     In addition, effective March 1, 2006 the Plan was amended to begin accepting Roth contributions made on behalf of participants. A Roth contribution is a contribution that is designated irrevocably by the participant and is made in lieu of all or a portion of the pre-tax contribution the participant is otherwise eligible to make under the plan. The Roth contributions are subject to the same limitations and matching provisions as the traditional participant contributions. A participant’s Roth contribution is allocated to a separate account maintained for such contributions.
  (d) Vesting
     Participants are fully vested at all times in their contribution account, rollover account, and any investment earnings related to those accounts, if applicable. The Plan provides cliff vesting in which participants become fully vested in the Company’s discretionary profit-sharing contributions made through December 31, 2006 after five years of credited service. For any discretionary profit-sharing contributions made after December 31, 2006 the Plan provides cliff vesting in which participants become fully vested after three years of credited service. Additionally, regardless of years of credited service, participants automatically become vested in company profit-sharing contributions upon the occurrence of the following events: reaching normal retirement age, plan termination, death, or permanent and total disability.
     Participants are 100% vested for employer matching contributions if they were employed by the Company as of December 31, 2002. All employees hired after January 1, 2003 must complete one year of service to be eligible for the match, and are 100% vested in the matching contributions.
     Participants not covered by a collective bargaining agreement that transferred amounts to the Plan from the Bowne & Co., Inc. Employee Stock Purchase Plan (the “ESPP”), which was merged into this plan effective December 31, 2003, are 100% vested in the value of his/her previous ESPP matching contributions and employer matching contributions made on or after January 1, 2004.
     Participants covered by a collective bargaining agreement that transferred amounts to the Plan from the ESPP are 100% vested in the value of his/her previous ESPP matching contributions and employer matching contributions made on or after February 1, 2004.
  (e) Participants’ Accounts
     Separate accounts are maintained for each participant and are credited with the participant’s elective contributions, company contributions, and plan earnings on both employer and employee contributions to the various investment funds. Participants can elect to have their accounts invested in various investment funds, each with a different investment objective and strategy.
     Participants not covered by collective bargaining agreements may change the investment direction of their contributions and transfer amounts from one fund to another daily.
     Participants covered by collective bargaining agreements can only invest in the Company’s common stock fund.
  (f) Participant Distributions
     On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive the value of the participant’s vested interest in his or her account in a lump-sum amount.
     Amounts transferred to the Plan from the ESPP on behalf of participants not covered by a collective bargaining agreement are able to be withdrawn in whole or in part, subject to certain Plan provisions.
     Pre-tax contributions to the plan on behalf of participants covered by collective bargaining agreements are eligible to be withdrawn prior to termination of employment subject to certain Plan provisions.
  (g) Forfeitures
     The nonvested portion of a participant’s account will be forfeited upon the participant’s separation from service before age 65 for reasons other than death or disability. In 2006 and 2005 forfeited amounts were used to reduce employer contributions made during

BOWNE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
such plan year or succeeding plan years and to pay the expenses of the Plan. Forfeitures used to reduce employer contributions totaled $5,662 for the year ended December 31, 2006. At December 31, 2006 and 2005, forfeited nonvested accounts totaled approximately $32,919 and $13,325, respectively.
  (h) Loans
     The Plan provides two types of loans to participants not covered by collective bargaining agreements: general loans and home purchase loans. Participants not covered by collective bargaining agreements are limited to one outstanding loan of each type at any time. Participants not covered by collective bargaining agreements may borrow the lesser of 50% of their vested account balance or $50,000, with an annual interest rate of prime plus 1% on the outstanding balance. General loans are subject to a maximum repayment term of five years. Home purchase loans may extend the repayment term to 15 years. Loan repayment is through payroll deductions. At December 31, 2006 and 2005, there were 787 and 805 individual loans outstanding, bearing an interest rate ranging from 4.0% to 10.5% and 5.0% to 10.5%, respectively, with maturities through 2021.
     Amounts transferred to the Plan from the ESPP are not available to be taken as a loan, however, the amounts are included in determining the maximum amount available for a loan under the Plan.
(2) Summary of Significant Accounting Policies
  (a) Basis of Accounting
     The accompanying financial statements are prepared on the accrual basis of accounting.
  (b) Use of Estimates
     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual amounts could differ from those estimates.
  (c) Investment Valuation and Income Recognition
     The Plan’s investments are stated at fair value as determined by quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.
     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
  (d) Payment of Benefits
     Benefit payments are recorded when paid.
  (e) Concentration of Risks and Uncertainties
     The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for benefits. At December 31, 2006 and 2005, approximately 6% and 7%, respectively, of the Plan’s net assets were invested in the common stock of the Company. The underlying value of the Company’s stock is entirely dependant upon the performance of the Company and the market’s evaluation of such performance.
(3) Administrative Expenses
     All investment and administrative expenses of the Plan have been paid from the assets of the Plan to the extent not paid by the Company.
(4) Plan Termination

BOWNE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan by action of its board of directors, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
(5) Tax Status
     The Internal Revenue Service has determined and informed the Company by a letter dated December 10, 2001 that the Plan and related trust are designed in accordance with applicable sections of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving its last determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.
(6) Investments
     Investments held by Vanguard Fiduciary Trust Company are as follows as of December 31,:

	2006		2005
Davis New York Venture Fund, Inc. Class A	$8,244,121		$7,730,326
Fidelity Disciplined Equity Fund	42,368,837	*	38,482,789	*
Morgan Stanley Global/Equity Class B	3,459,851		2,694,128
T. Rowe Price Small-Cap Stock Fund	12,609,332	*	11,658,036	*
Vanguard 500 Index Fund	18,101,343	*	17,253,771	*
Vanguard International Growth Fund	10,415,605		4,578,814
Vanguard Mid-Cap Index Fund	12,422,056	*	11,001,679	*
Vanguard Prime Money Market Fund	19,104,424	*	20,985,894	*
Vanguard PRIMECAP Fund	13,374,584	*	12,476,384	*
Vanguard Short-Term Corporate Fund	5,542,021		4,647,666
Vanguard Target Retirement 2005 Fund	2,826,619		937,224
Vanguard Target Retirement 2010 Fund	1,296		—
Vanguard Target Retirement 2015 Fund	4,270,097		1,004,684
Vanguard Target Retirement 2020 Fund	280,108		—
Vanguard Target Retirement 2025 Fund	5,469,677		1,465,298
Vanguard Target Retirement 2030 Fund	254,143		—
Vanguard Target Retirement 2035 Fund	1,874,220		437,287
Vanguard Target Retirement 2040 Fund	4,610		—
Vanguard Target Retirement 2045 Fund	722,847		526,097
Vanguard Target Retirement 2050 Fund	152,318		—
Vanguard Target Retirement Income	125,563		81,430
Vanguard Total Bond Market Index Fund	3,317,463		3,234,230
Vanguard Wellington Fund Investor Shares	57,538,433	*	52,896,785	*
Bowne Stock Fund	13,103,709	*	14,681,798	*

	$235,583,277		$206,774,320

*	Individual investments that represent 5% or more of the Plan’s net assets.
     Net appreciation in fair value of investments for the year ended December 31, 2006 was comprised as follows:

Net appreciation in fair value of investments in mutual funds	$13,627,305
Net appreciation in fair value of investments in common stock	938,235

Total net appreciation in fair value of investments	$14,565,540

(7) Nonparticipant-Directed Investments
     Information about the net assets and the significant components of the changes in net assets relating to the participants covered

BOWNE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
     by collective bargaining agreements is as follows:

	December 31,
	2006	2005
Net Assets:
Investments:
Bowne & Co., Inc. Stock Fund	$1,338,999	$1,274,876

Year Ended
December 31, 2006
Changes in Net Assets:
Contributions	$133,661
Dividends	18,984
Net appreciation in fair value of investments	93,966
Administrative expenses	(281)
Benefits paid to participants	(182,207)

$64,123

(8) Related Party Transactions
     Certain Plan investments are shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company, who is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. The Plan also invests in Bowne & Co., Inc. common stock.
(9) Assets Transferred from Other Qualified Plans
     In January 2006, the Company acquired the Marketing and Business Communications division of Vestcom International, Inc. On February 22, 2006 the Plan received $12,543,767 of assets, including $511,897 of participant loans, which were transferred in from the acquired company’s qualified plan.
(10) Assets Transferred to Other Qualified Plans
     In September 2006, the Company sold its DecisionQuest® business. On October 31, 2006, the Company transferred $5,710,071 of assets belonging to DecisionQuest employees participating in the Plan to a separate qualified plan. Upon the transfer of the account balances, all obligations related to the Plan ceased and the benefit payments and liabilities became obligations of the acquiring company’s separate plan.
     As disclosed in the Company’s 401(k) Savings Plan annual report on Form 11-K for the year ended December 31, 2005, the Company sold its globalization business, Bowne Global Solutions (“BGS”) in September 2005. Effective September 1, 2005, the Plan was amended to permit BGS employees to continue to be eligible for participation in the Plan through December 31, 2005 or an earlier date as agreed to by the Company and BGS. The Plan was also amended as of September 1, 2005 to no longer permit BGS employees participating in the Plan to contribute to the Company’s common stock fund, and existing contributions for these participants invested in this fund were required to be allocated to another investment fund. On December 15, 2005, the Company transferred $8,566,370 of assets belonging to BGS employees participating in the Plan to the acquiring company’s separate plan. As of December 31, 2005, there was $51,952 of assets belonging to BGS employees remaining in the Plan. These amounts were transferred to the acquiring company’s separate plan in April 2006. In addition, during 2006 an additional $6,444 of assets belonging to BGS employees were identified and subsequently transferred to the BGS plan within the period. Upon the transfer of the account balances, all obligations related to the Plan ceased and the benefit payments and liabilities became obligations of the acquiring company’s separate plan.

BOWNE 401(k) SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2006

Identity of Party Involved	Description	Current Value
Davis Funds	Davis New York Venture Fund, Inc. Class A	$8,244,121
Fidelity	Fidelity Disciplined Equity Fund	42,368,837
Morgan Stanley	Morgan Stanley Global/Equity Class B	3,459,851
T. Rowe Price	T. Rowe Price Small-Cap Stock Fund	12,609,332
* The Vanguard Group	Vanguard 500 Index Fund	18,101,343
* The Vanguard Group	Vanguard International Growth Fund	10,415,605
* The Vanguard Group	Vanguard Mid-Cap Index Fund	12,422,056
* The Vanguard Group	Vanguard Prime Money Market Fund	19,104,424
* The Vanguard Group	Vanguard PRIMECAP Fund	13,374,584
* The Vanguard Group	Vanguard Short-Term Corporate Fund	5,542,021
* The Vanguard Group	Vanguard Target Retirement 2005 Fund	2,826,619
* The Vanguard Group	Vanguard Target Retirement 2010 Fund	1,296
* The Vanguard Group	Vanguard Target Retirement 2015 Fund	4,270,097
* The Vanguard Group	Vanguard Target Retirement 2020 Fund	280,108
* The Vanguard Group	Vanguard Target Retirement 2025 Fund	5,469,677
* The Vanguard Group	Vanguard Target Retirement 2030 Fund	254,143
* The Vanguard Group	Vanguard Target Retirement 2035 Fund	1,874,220
* The Vanguard Group	Vanguard Target Retirement 2040 Fund	4,610
* The Vanguard Group	Vanguard Target Retirement 2045 Fund	722,847
* The Vanguard Group	Vanguard Target Retirement 2050 Fund	152,318
* The Vanguard Group	Vanguard Target Retirement Income Fund	125,563
* The Vanguard Group	Vanguard Total Bond Market Index Fund	3,317,463
* The Vanguard Group	Vanguard Wellington Fund	57,538,433
* Bowne & Co., Inc.	Bowne & Co., Inc. Stock Fund	13,103,709
	* Participant loans (1)	6,628,282

		$242,211,559

*	Party-in-interest as defined by ERISA.

(1)	787 loans were outstanding at 12/31/06 bearing an interest rate ranging from 4.0% to 10.5%
See accompanying report of independent registered public accounting firm.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bowne 401(k) Savings Plan

By:	/s/ JOHN J. WALKER

John J. Walker
Senior Vice President and Chief Financial Officer
Dated: June 28, 2007